MAG SILVER CORP. (An exploration stage company) Annual Management Discussion & Analysis For the period ended December 31, 2007
Dated: March 14, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG AMEX: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the period ended December 31, 2007

MAG Silver Corp. is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the American Stock Exchange under the symbol MVG.  The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

This management discussion and analysis (“MD&A”) of MAG Silver Corp. (the “Company) focuses on the financial condition and results of operations of the Company for the twelve months ended December 31, 2007 and 2006 and is prepared as of March 14, 2008 and should be read in conjunction with the audited, consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this Annual MD&A and other risk factors listed from time-to-time in the Company’s Annual Information Form.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS FOR 2007

•	On November 27, 2007 the Company closed a bought deal private placement for 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.

•
During 2007 the Juanicipio Joint Venture completed two additional land purchases totaling USD$5,077,939 now holding uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west and covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.

•
The company successfully upgraded its market exposure by listing on the American Stock Exchange (AMEX) under the symbol MVG and with its graduation to the Toronto Stock exchange (TSX) under the symbol MAG.

•
In February 2007 the Company closed private placements for 2.76 million units for gross proceeds of $20 million.  Each unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months expiring in February 2008.  All warrants were redeemed for gross proceeds of $13.8 million.

SELECTED ANNUAL INFORMATION AND FINANCIAL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.
	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
Revenues(1)	$915,604	$208,593	$80,432
Net Loss(2)	$(8,149,258)	$(3,866,567)	$(1,810,838)
Net Loss per Share	$(0.19)	$(0.10)	$(0.06)
Total Assets	$85,061,932 (3)	$18,930,558 (3)	$18,075,406
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes
(1)The Company’s only source of revenue during the years ending December 31, 2005 to 2007 was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced.

(2)The Company’s net loss has been increasing during the years ending December 31, 2005 to 2007 due to several factors. The largest factor is stock compensation expense which totalled $5,256,566 in 2007, $2,341,159 in 2006 and $611,353 in 2005.   If one removes the effect of stock compensation expense from the recorded annual net loss the amounts become $2,892,692; $1,525,408 and $1,199,485 respectively.  The general year-on-year increase in this modified loss value is then explained by the growth in the Company and its activities as described in “Discussion of Operations and Financial Condition” below.

(3)Total assets have been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of several private placement equity financings.  At the end of 2007, the Company held $60,147,307 in cash and cash equivalents compared to $3,506,930 at December 31, 2006 and $7,560,193 at December 31, 2005.

The Company’s revenues are higher for 2007 compared to 2006 due to interest earned on larger cash balances.  The Company raised approximately $69.5 million in 2007 resulting in gross interest income of $915,604 being earned on cash balances.  The net loss for 2007 is higher than in the prior year due to increased general and administrative costs supporting higher levels of exploration and drilling activity on the Company’s properties located in Mexico (see additional information under Exploration Programs below), the cost of legal and filing fees related to the Company’s listing on the Toronto Stock Exchange and the American Stock Exchange during the year and stock compensation expense.  Stock compensation expense is a non-cash charge which has increased year-on-year primarily due to the appreciation in the Company’s share price.

The Company has not declared nor paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be invested to finance the growth of its business.

RESULTS OF OPERATIONS

At December 31, 2007 the Company had cash and cash equivalents on hand of $60,147,307 versus $3,506,930 for the year ended December 31, 2006 due to financings completed during 2007.  On November 27, 2007 the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  The Company completed a series of private placements in February 2007 for units consisting of 2,760,000 common shares and 1,380,000 warrants for gross proceeds of $20,010,000.  The Company also issued shares for cash pursuant to warrant and stock option exercises during the period.  In aggregate the Company issued a total of 9,025,586 common shares during the year (2006 – 1,651,919 not including 85,043 shares issued to acquire mineral rights) for cash proceeds of $67,671,698 (2006 - $2,417,326).

After deducting interest earned for the current year of $915,604 (2006 - $208,593), the operating loss for 2007 was $8,149,258 (2006 – $3,866,567).

The current year loss includes $5,256,566 as a non-cash charge for Stock compensation expense (2006 - $2,341,159). During 2007 the Company granted 835,000 stock options, (2006 – 1,130,000 stock options) to employees and consultants.  See Note 7(c) to the Company’s December 31, 2007 audited financial statements for more details.  If one removes the stock compensation expense of $5,256,566 in 2007 and $2,341,159 in 2006 the net loss for each year would be $2,892,692 and $1,525,408 respectively.

Stock compensation expense is one of the largest of the Company’s administration expenses.  The fair value of all stock-based compensation for the Company is estimated using the Black-Scholes option valuation model and are recorded in operations or capitalized against properties over their vesting periods.  This option pricing model uses various data inputs such as: if dividends are paid, a weighted average volatility of the Company’s shares price, an annual risk free, interest rate, an expected life of the option, as well as the market price of the Company’s shares.

As the Company’s share price has increased from the $1 range in January 2005 to the $14 to $15 range in December 2007 the calculated fair value of options granted at various times during the years has also increased.

General and administrative expenses for the 2007 amounted to $9,064,862 (2006 - $4,075,160).  The increase compared to 2006 is due to the Company conducting more exploration activity and as a result of corporate growth resulting in generally higher expenses (see “Exploration Programs and Expenditures” below).

Increases occurred in audit and accounting fees ($319,896 in 2007 versus $211,168 in 2006), filing and transfer agent fees ($405,844 in 2007 versus $48,782 in 2006) and legal fees ($232,980 for 2007 versus $89,810 in 2006) as a result of the Company’s graduation during the year to the TSX, its listing on the American Stock Exchange and as a result of equity financing activity during February 2007 and November 2007.  Audit and accounting as well as legal expenses also reflect the Company’s annual United States Securities and Exchange Commission (“SEC”) Registration Form 20F and other normal financial reporting functions.  In 2007 the Company was required to comply with Sarbanes-Oxley legislation in the USA resulting in additional costs for the review, assessment and documentation of the Company’s internal and disclosure controls as well as costs relating to an independent review and assessment of the Company’s findings.  Telephone, office and travel expenses aggregating $633,402 for the year were all comparable with the same in 2006 at $578,048.

Management and consulting fees increased from $485,993 from 2006 to $778,228 in the current period.  The increase is due primarily to the addition of a new corporate secretary ($74,591) in the year, the addition of a new directors, the introduction of non-executive director’s fees ($138,895) in the year, the payment of performance related bonuses to two senior executives ($90,000 in the year) and general market related increase in compensation rates.  Shareholder relations expense increased to $354,075 during 2007 (2006 - $288,687) as the Company worked to increase its profile, widening its exposure once listed on the American Stock Exchange, and satisfy requests for investor information and meetings.  Telephone, office and travel expenses aggregating $633,402 for 2007 were slightly higher than 2006 at $578,048 as management attended several trade shows and were required in Mexico more often.

Other smaller expense items account for the balance of general and administrative costs for the period. The Company occupies office space and receives administrative services on a contract basis.

After the completion of the work programs the results indicated that there was limited exploration potential remaining. Targets were interpreted to be deep and impractical to investigate further. During 2007 the Company wrote off property acquisition costs and deferred exploration costs related to the Adargas property in the amount of $750,277 (Nil for 2006).

EXPLORATION PROGRAMS AND EXPENDITURES

During 2007 the Company incurred $931,891 in property acquisition costs, comprised of $931,891 in cash or accrued payables and $Nil in shares issued, (2006 - $646,029 ($441,598 in cash and $204,431 in shares,)) on properties where the Company holds 100% interest.  Exploration expenditures for 2007 on these properties amounted to $5,987,128 (2006 - $3,896,504).

The Company has a 44% interest on the Juanicipio Property located in the Fresnillo District, Zacatecas State, Mexico which is operated under a joint venture agreement. In 2007 the Company invested over $6 million in this investment while recovering approximately $2.5 million.

The Company’s 100% held exploration properties are (i) the Batopilas (Don Fippi) Property located in the western Sierra Madres of Chihuahua State, Mexico; (ii) the Lagartos Property Package located in the Fresnillo Silver Trend surrounding the Fresnillo and Zacatecas Silver Districts located in Zacatecas State, Mexico; (iii) the Guigui Property located in central Chihuahua State, Mexico; (iv) the Cinco de Mayo Property located in north-central Chihuahua State, Mexico; (v) the Sierra de Ramirez Property located in Durango State, Zacatecas, Mexico; and (vi) the Sello Property located in Zacatecas State, Mexico. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com.

At the Juanicipio Joint Venture, MAG Silver and Industrias Peñoles in late 2005 made a significant discovery of a new high grade silver/gold vein (Valdecañas Vein) within the boundaries of the world class Fresnillo Silver District.  Over the past two years, work has continued to expand this discovery and the Valdecañas Vein has emerged as a major high grade silver vein with few global comparisons.

The roughly 8,000 hectare Juanicipio Property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the worlds’ largest producing silver mine operated by Industrias Peñoles S.A DE C.V. (Peñoles). The Peñoles/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development.

This is the most important project in the company’s portfolio of properties.  The Juanicipio property is host to a new discovery of a high grade gold silver vein.  The Valdecañas Vein was discovered in December of 2005 and is undergoing a significant drill campaign to delineate its full potential.  To date the vein is averaging almost 5.8 metres wide true width, has a down dip length in excess of 400 metres and has been traced for 1,500 metres along strike.  The average grade of 14 holes (out of 17) that are within the high grade silver / gold zone is 1,292 grams per tonne silver (g/t), 2.50 g/t gold and 8.4 % combined lead and zinc.

The property and its potential were first recognized by a consultant working on behalf of a client in the late 1990’s.   Subsequently the company was presented with an opportunity to acquire the Juanicipio Property.  In  a series of business transactions involving shares and cash between July 18th, 2002 and July 16th 2003 the company through its 100% owned Mexican subsidiary, Minera Los Lagartos S.A. de C.V. (Lagartos) acquired a 100% interest in the Juanicipio Property from local private Mexican interests.

A series of nine (9) drill holes were drilled by the company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the company was approached by Peñoles, a major Mexican mining company, who expressed an interest in a joint venture arrangement for the Juanicipio property.

Through a formal agreement dated July 1, 2005 with Peñoles, the Company granted to Peñoles an option to earn a 56% interest in the Juanicipio Property in consideration for Peñoles to conduct staged exploration expenditures totalling US$5,000,000 over 4 years.

Peñoles through the efforts of their exploration program, made a significant epithermal vein discovery called the Valdecañas Vein, carrying high grade values of silver, gold, lead and zinc.

By May of 2007 Peñoles had made their expenditure commitment to earn a 56% interest in the Juanicipio Property and in December of 2007 the company and Peñoles incorporated a joint venture company, Minera Juanicipio S.A. DE C.V. (Minera Juanicipio) to operate the joint venture. Juanicipio is held 44% by the company through its 100% owned Mexican subsidiary Lagartos and Peñoles holds a 56% interest in Juanicipio.  Peñoles is the operator of the project and both parties fund ongoing and future programs as to their pro rated interest.

After the initial discovery in December of 2005, Peñoles initiated a follow up program in October 2006 on the Valdecañas discovery by announcing an eighteen hole, fifteen thousand metre definition drill program. Peñoles drilled 10,758 metres in 2006 and proposed an additional 28,000 metres utilizing a minimum of 4 drills going into the 2007 program. The definition drill program is designed to delineate the Valdecañas Vein over a 1.5 kilometre section of potential strike length, along 200 metre sections and at 100 metre separation up and down dip. This program was ongoing at the end 2007, with almost 13,500 metres of drilling completed for the year ending December 31, 2007.

By the end of 2007 a vein of approximately 1,500 metres long averaging 5.8 metres wide and having a dip length of almost 450 metres was outlined by a series of 20 holes that have intersected the vein.  The program to fully delineate the vein is still in progress.

Drilling in mid to late 2007 on sections I and G confirms that the high grade mineralization in the Valdecañas Vein continues to the west. In addition the results indicate the presence of a post-mineral fault between Sections I and G.  The fault appears to move the vein closer to the northern property boundary but more drilling is required to determine the vein's orientation farther west and north. The vein still remains open to the east (trending onto Peñoles held property), to the west and down dip.

The drilling to date clearly demonstrates that Valdecañas is an epithermal vein typical of the Fresnillo District. However, the Valdecañas and the Juanicipio Veins (discovered by MAG in 2003), contain significantly higher gold grades (2-4 g/t gold) than the average veins (0.5 g/t gold) in the principal production parts of the district (Averages : 1,292 g/t silver, 2.50 g/t gold and 8.4 % combined lead and zinc.)

The Valdecañas Vein has undergone multiple mineralizing events as evidenced by various stages of brecciation and quartz sealing. The vein exhibits the characteristic metal zoning of the principal veins at Fresnillo, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stage indicating complex multi-stage mineralization combining stages seen separately in other parts of the district.   Overall, the precious metals rich zone has an interval of 350 metres in vertical height, which is typical of major producing veins in the district although it lies slightly lower in elevation than the comparable precious metals zones being mined elsewhere in the district. Within ten to twenty metres of the vein, the wall rocks are progressively pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcanic/sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.   Peñoles continues to operate the drill program directed at delineating the extent of the Valdecañas Vein.

The joint venture also purchased more land covering the Juanicipio Project.  The new land purchase is located to the west of the Valdecañas Vein discovery and ties directly to the west of the land purchased last year. Combined with last year’s purchase the joint venture now has uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west. Late in 2007 the joint venture also elected to purchase over 2.5 kilometres of surface rights along the strike projection of the Juanicipio Vein.  This purchase underscores the importance the joint venture places on the Juanicipio vein.

These land purchases have become assets of a new company, named Minera Juanicipio, established to own and operate the Juanicipio Joint Venture. The process to formalize and register this company was finalized on Friday, December 21, 2007. MAG and Peñoles will be joint owners of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest.

To capitalize Minera Juanicipio the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to completion of their earn-in.

For the coming year, 28,000 metres of drilling are proposed on the Juanicipio property at a cost of US$1,320,000 (the Company’s share). An additional $78,750 has been earmarked for geology and $25,000 for miscellaneous expenditures.

Drilling will continue to be directed to the delineation of the Valdecañas Vein.  Work will begin to test the Juanicipio Vein located 1.0 kilometre to the south of Valdecañas. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

There will be a minimum of 4 drills operating initially on sections G, Q, O, U and I.  There are plans to address drilling at VP-2 (see below), a deep hole GE (down dip of GD) and review potential in area of JU-03-08 with the view to drilling.

Metallurgical sampling and testing is ongoing and results are expected in early 2008.

Drilling at Valdecañas shows that the vein extends off the property to the east and is nearing the northern boundary as well.  It is possible (not confirmed) that the full extent of the vein (1,500 metres) on the Juanicipio property has been identified. The down dip portion would remain on joint venture property for another 200-350 metres in a westerly direction. The strike of the vein is in question due to lack of drilling in the western fault block. However, there is still room to add significant ounces down dip to the west and east.

There is a significant gap between section M and Section S (~600 metres) where there is a paucity of drill information.  The drill program will be focused on sections O, Q, S and U for most of the first half of the year. Drilling on in-fill sections at 100 metres spacing may be necessary ahead of proposed plans for a ramp to explore the vein from underground. These plans are still in the incubation period at this time and have yet to be formally presented to the Joint Venture for approval.  Planned expenditures for 2008 approximate US $3,000,000 and are to be shared by the Company and Peñoles on a 44%/56% basis.

Going forward the most significant potential for MAG is the Juanicipio Vein (1,000 metres south of Valdecañas) and the wide open potential for other veins as it emerges that a new vein field has been discovered.

A review of past drilling by the Joint Venture in the context of the Valdecañas Vein discovery has revived interest in Hole VP–02 drilled in 2006. This hole is located on the Juanicipio property, 1,200 metres to the west of Valdecañas Vein section G.  This hole reported a one metre section of 7.70 g/t gold and 4.0 g/t silver, 700 metres below surface.  The presence of strong gold values in this intersection and its relative proximity to the Valdecañas Vein is considered to be highly significant, and the exploration program will examine this structure with drilling in the very near future.

On its own account, the Company spent a total of $105,165 in exploration costs at Juanicipio to the end of 2007 (2006 - $120,224).

The Batopilas (Don Fippi) property covers 3,547 hectares and is located deep within the famous Copper Canyon country of south western Chihuahua State.  Mexico.  Batopilas is owned 100% by MAG and can be described as a unique “native” silver district. High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered.  The Company’s control of 94% of this unique and high grade district is the first consolidation of the district’s silver mines (over 70 in total) and the first modern exploration program to be conducted in over 93 years.

The Company over the past 4 years has generated the first modern detailed geological and structural map of the district and is combining it with a number of modern geophysical and geochemical exploration techniques to aid in exploration for new high grade silver veins.

Mineralization in the silver zones dominantly occurs in a volcanic Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade, ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/t (257 opt) to extremely high-grade pods carrying up to 75% silver.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/t (8.5 opt).  Oreshoots typically are 15 - 80 metres long, 0.5 - 4.6 metres wide (1 metre average) and up to 350 metres down plunge.  Shoots are connected by up to 90 metres of barren calcite veinlets, often only .1 - .3 mm wide.

There have been 3 phases of drilling at Batopilas and each phase has added to the formulation of the present exploration model.

In 2004, MAG selected a limited area in the central part of the district for initial exploration based on a combination of favourable geology, surface and underground access.  The area lies in a largely unexplored area across a major fault (the “Roncesvalles Fault”) and near a heavily mined area with excellent underground access via the 2.4 kilometre long PDT.  The area is also accessible via one of the district’s few surface roads.

A ten-hole 2,500 metre drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG developed to explore its land holdings at Batopilas.

MAG announced in January, 2006 that significant high-grade silver mineralization had been intersected in initial drilling at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico. Hole 02 intersected the Don Juan with 1.70 metres (5.6 feet) of 2,358 g/t silver (75.8 opt).

Other work in 2006/07 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line kilometre airborne geophysical survey focusing on delimiting structures over the entire 40 square kilometre land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program; and a detailed geological re-mapping of the entire project area.

The drill rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for an additional 3,025 metres.

This work was successful in identifying a number of important exploration control vectors at Batopilas that included a better understanding of the Lithological controls of the native silver mineralization, the structural history and structural ore host controls, the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

It is important to recognize how far we have come over the past 3 years, and how the last year’s advances appear to have brought us to a better understanding of what the ore controls are on the extremely high-grade mineralization commonly found in this district. This ore system has proven to be much more complex than originally thought (as is often the case in large systems), and the latest programs demonstrate that prior geologic understanding of the district was inadequate. However, our systematic approach is bearing fruit and we now have what appears to be a workable geologic picture on which to base further exploration throughout the district. Drilling in 2008 is designed to test this new model.

The 2007 exploration program in the Batopilas Native Silver District has encountered high grade silver in: a) drilling in the Roncesvalles – Todos Santos area, b) drilling in the Las Animas area (The Cobriza Veins) and c) a series of drill roads and trenches in the Las Animas Ridge area. A seven hole 2,907 metre drill program that started in mid-February has been completed and crews have demobilized from Batopilas for the rainy season.

Highlights of the program include Hole BA07-15 at Todos Santos which intersected 1.0 metre of 3,070 g/t silver (89.5 opt), 3.6% lead and 0.63% zinc. This intercept is located on the east side of the Roncesvalles Fault Zone (RFZ) in the footwall of the Todos Santos – San Roberto vein system. The intercept is interpreted to be a parallel footwall vein or splay of the historically highly productive “Todos Santos Vein” that was last worked around 1915. This intercept and last year’s “Don Juan” intercept (1.7 metres of 2,357 g/t silver or 68.7 opt) are on opposite sides of the major Roncesvalles Fault Zone and their relationship to each other is under additional study.

Other significant drilling highlights include two intercepts in the Las Animas Area of 1.0 metre of 156 g/t (4.54 opt) and 1.0 metre of 186 g/t (5.42 opt) silver respectively in Holes BA07-17 and BA07-18.  Both represent about 200 metre down dip intersections from the veins and vein structures discovered by a series of roads and trenches constructed this year to follow up on silt and soil geochemical anomalies. The drill intercepts provide important information to help in determining the strike and dip continuity of these mineralized structures.

A highlight from the trench and road program includes the discovery and exposure of the Cobriza North vein structure. This vein is exposed in a 4.0 metre high road-cut and is from 0.25 to 1.0 metres wide. Eleven samples totalling 281.54 kilograms (620 pounds) of bulk material were collected for analysis. Metallic screen analysis has returned an average minimum grade for this bulk sample of 11,158 g/t silver (325.4 opt). This analysis does not include the 2,776 grams (89.3 ounces) of native silver that was hand collected from this location as well.

This 2,495 metre program of trench and road building, at Las Animas Ridge has also discovered at least two mineralized structures; the northern extension of the Cobriza (as described above) and a silver sulphide-bearing structure 225 metres farther south east. This work has also uncovered entrances to several old 1850’s era workings on Roads 1 and 3, as well as cutting numerous and previously undocumented silver, lead and zinc mineralized structures.

A 1.0 metre,  828 g/t silver (24.1 opt) rock chip sample on Road One led to the discovery of the extension of the Cobriza Structure, described as a native Silver bearing, manganese-oxide rich zone. Another rock chip sample located 225 metres southeast on this same road returned one metre of 851 g/t silver (24.8 opt) and revealed a previously unknown structure containing acanthite, a high silver sulphide.  This discovery was a follow-up of an 11.4 g/t silver soil sample collected only 13.0 metres away.

The results of this phase of work at Las Animas suggests that the mineralization may represent one single north east-trending and northwest-dipping mineralized structural zone with a strike length in excess of 500 metres.

The district-scale exploration implications of the recent work program are significant.  The airborne geophysics clearly reveals the overall patterns of the quartz latite-Monzonite dike swarm and can be used to trace the most favorable host stratigraphy and structures. This has quickly revealed several large areas outside the initial exploration focus area with the same combination of stratigraphy, structure and igneous dikes.  It is now possible to quickly apply the field geochemical protocol of stream sediment, ridge and spur soil sampling, and detailed follow-up examination to these areas to generate multiple drill targets in a wide range of areas throughout the district.

The exploration target continues to be high grade silver in veins as native silver and or acanthite. To test the new stratigraphic and structural model with a series of diamond drill holes at La Escondida, Las Animas and Santo Domingo.

A totally revised district scale geologic map of the Batopilas land holdings has been generated by the company. This study re-interprets the geology of the district and has identified the lower part of the Batopilas Formation as the preferred host for the most significant silver mineralization throughout the region. The revised structural and stratigraphic model indicates that a large intrusive-cored radial dike-vein system is centered under the south slope of Cerro de Las Animas near the projected intersection of the Roncesvalles Fault Zone and Pastrana Vein system.  This new understanding allows greatly improved targeting of the highest potential structures in the preferentially favourable Batopilas Formation host rocks.

The first drill targets will be around the Escondido slide block to test the Company’s deep vein hypothesis.  At least one of these holes will be targeted deep to pursue novel mineralization styles in proximity to the inferred intrusive center.  Subsequent targets will be tested in the Animas Ridge road area and the northern projection of the Santo Domingo vein swarm. The Company has located surface expressions of these structures with visible mineralization (galena) nearly 500 metres north of the Santo Domingo adit. The current plan is to establish 2 pads to allow us to drill across this set around 150 metres and 350 metres north of the northern limits of the historic mining.

Some drill roads were not completed at the end of the 2007 season. They will be continued on Animas Ridge in 2008. The main emphasis will be to extend road #1 to the point of the ridge and then to extend road #2 to cut the next hard rib where high silver geochemistry anomalies were found.  The Company is also recommending a borehole Pulse EM test survey in late March or early April. If this test yields positive results then this will leave time to respond to the best PEM anomalies before to end of this drill program.

Work is continuing. The Company spent a total of $3,344,413 in exploration costs at Batopilas to the end of 2007 (2006 - $2,082,845).  Budgeted exploration programs by the Company for 2008 approximate $955,800.

In the Lagartos land package area, the Company began their exploration for covered Fresnillo-style epithermal veins with a compilation of regional geological data along the Fresnillo Silver Trend, initially using air photo and satellite image analysis and interpretation.  The Company staked the Lagartos properties along the Fresnillo Silver Trend (FST), close to and surrounding the Fresnillo and Zacatecas Silver mining districts. They all demonstrate strong geological similarities to the main silver producing veins and districts along the FST and will provide MAG with a prominent land position in this highly prospective terrain. The Lagartos SE, Lagartos NW and the Juanicipio properties now comprise three very large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo.  All three properties lay along the “Fresnillo Silver Trend” a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo epithermal Silver-Gold vein districts.  All of the known deposits were found in outcrop between 350 and 500 years ago, but MAG believes that significant vein systems lie covered by the recent alluvial soils that mask over 60% of the trend. It has been shown that modern exploration technology is able to locate mineralization beneath this cover.

The success of the Valdecañas Vein discovery at Juanicipio has greatly enhanced the understanding of the under explored FST and management believes that lessons learned at Juanicipio will help the Company make additional discoveries in the FST.

A drill program at Lagartos NW was carried out in January of 2006, with a total of 13 drill holes completed for 7,365 metres drilled to December 31, 2006. Drilling tested a variety of targets consisting of NSAMT, magnetic, biogeochemical, structural and geological anomalies.  Though no major veins were intersected valuable geological and structural information for exploration programs going forward was obtained. Anomalous silver mineralization was intersected in Hole 06-03 which returned 2.15 metres grading 40.1 g/t silver.

The 750 square kilometre Lagartos SE land package is located 50 kilometres south east of the Juanicipio property and surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.  Reported past production from Zacatecas is almost one billion ounces of silver. MAG initiated a 15 to 20 hole drill program in May 2007 at Lagartos SE proximal to the Panuco silver vein swarm in the northern part of the Zacatecas silver district.

In this area MAG has identified a number of broad hydrothermal alteration and structural zones, up to 4 kilometres long and ten’s of metres wide. Within the associated alteration halo there are quartz veins containing iron oxides and sulphides of zinc, lead and silver. In addition there are other veins and zones characterized by iron rich carbonates, druzy quartz, iron oxides and sulphides of lead and zinc.  These zones have retuned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrop. These zones are also characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent an upper level manifestation of a deeper epithermal vein system very much like those found in the Zacatecas and Fresnillo (Juanicipio) districts.  As at Juanicipio, these prospective zones lie mostly buried under alluvial cover and as a result have yet to be explored with modern exploration techniques and drilling technologies.  The current program is designed to drill test to depth on a number of these vein targets.

The phase one exploration drill program was carried out at Lagartos SE in the Panuco Zone at the north end of the historic Zacatecas Silver District.  The objective of the program was to test at shallow depth, a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which of these targets offer the best opportunity to host significant mineralization at depth.  To date MAG has completed 20 holes for 7,066 metres in this initial drilling program. Results indicative of a very high level silver-gold epithermal vein environment were obtained in two of the structures tested and follow-up work is in progress.

Nine holes, were drilled along a 600 metre strike length of a strong northwest trending 20 plus metre wide carbonate-quartz vein. All of the drilling tested the vein at shallow depths of 150 metres or less. The best hole (LP-14-07) intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Holes 6-12-13-15-16-17 also reported anomalous silver values from 10 to 20 g/t silver with highly anomalous arsenic. This silver-gold-arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas District and Juanicipio area of the Fresnillo district and warrants follow up drilling to depth. This vein set was also intersected in hole LP-7 located almost 500 metres further to the northwest indicating that this vein structure could be at least 1,100 metres in length.

Four short holes successfully cut strongly oxidized siliceous breccias developed in low angle structures within a mixed series of limestones and volcanics.  Results from holes 10-11-19 yielded anomalous silver values from 1 g/t to 10 g/t silver in the breccias.  A further twelve holes to test down-dip targets in these low angle breccias zones is complete.  Assay results are pending.

Four holes (LP-01,-LP-02, LP-03, LP-04) tested an irregular carbonate-rich, quartz-poor northwest trending vein and vein stock work. Results indicate that these veins are not geochemically interesting and no further work is expected in this area.

A strong northwest trending airborne electromagnetic (AEM) anomaly was tested with holes LP-7, 8 and 9. Several narrow massive pyrite bands without interesting metals values were intersected in carbonaceous sediments, which may be the source of the anomaly.  No further work is expected in this area; however the northwest projection of this anomaly is still being evaluated in an area covered by alluvium and corn fields because of regionally significant potential for volcanogenic massive sulphide mineralization.

During 2007, MAG Silver acquired through cash option and purchase agreements almost 770 hectares of concessions covering some of the major historical producing vein sets in the Zacatecas district.  In addition we were able to acquire larger land positions in the district through staking of concessions totaling 13,628 hectares.  We continue to be one of the largest land owners in the Fresnillo Silver Trend.

In addition MAG contracted Aeroquest to conduct a 2,072 line kilometre airborne electromagnetic and magnetic (AEM) survey over the Panuco North portion of Lagartos SE that will cover the area of the proposed drill program. This survey was completed in June and results have been compiled with geological and geochemical surveys and data.

In 2008, we will again turn our focus to the Lagartos NW portion of this large land package. This is a core asset and is targeting extensions of the Fresnillo district (or locating a new district) and the Juanicipio vein discoveries to the west.  It is also host to Cerro Cacalote, an area where the SWIR / ASTER image has identified a large area 35 kilometres from Juanicipio with identical alteration derived reflectance signatures as those seen at Valdecañas.  This has been confirmed on the ground and earlier drill campaigns have identified that a large buried epithermal system is underlying the area in and around Cerro Cacalote. Narrow intercepts of gold and silver and longer intercepts of high arsenic, mercury, antimony and tin have also been recorded.  The strategy here is to continue to build the knowledge base using all of the information we have obtained from 3 years work on Valdecañas.

It is proposed to initiate a program with a drill campaign in the covered terrain to the eastern side of Lagartos NW. A plan has been designed to drill a fence of holes along the eastern boundary of this claim block across the projection of the Valdecañas-San Carlos-Juanicipio Vein trend.  The program is presently going through the surface access portion of the drill permitting (ejidos and government) and this remains one of our top priorities.   Once permitted, this will require a deep-capability rig for 5-6 months to drill 5 to 6 drill holes to depths of 750 metres to 1,000 metres.

It is also planned to fly a 2,000 line kilometre AEM survey to give us a better handle on what is happening “under cover” in the eastern half of this very large land package.

It is planned to refocus and rethink our approach to the Zacatecas District:  perhaps turning more towards the central axis of the known system taking an aggressive approach to the linear projections of the major vein swarms off the edges of the range to the east and to the west. Geophysics would be an ideal tool in this area if uncontaminated access routes exist along the flanks of the range. A fence drilling approach as proposed for Lagartos NW is also a distinct possibility.  Permitting for this is likely to take some time. Ground work in the meantime is continuing.

The Company had spent a total of $4,341,001 in exploration costs at Lagartos to the end of 2007 (2006 - $2,197,360).  Budgeted exploration programs by the Company for 2008 approximate $1,877,800.

At Guigui, a 2005 drill program followed up on the intersections of extensive alteration, structure and mineralization encountered in the 2004 program (i.e. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet). The drill area is located about 1.2 kilometres south of Grupo Mexico’s operating San Antonio Mine and about 650 metres south of their nearest underground infrastructure. The target area is situated within the San Antonio Graben, a prominent north-south structural feature that hosts and controls the mineralization at the San Antonio Mine.

Hole 07 cut the highest grade silver mineralization intersected to date within Guigui at 1.40 metres of 242 g/t silver (7.8 ounces).  The best values were associated with members of a felsite dike swarm that also produces mineralization in Grupo Mexico’s San Antonio Mine at a location 1,800 metres farther to the north along the same structure.

The results from Hole 08 indicate that the dikes cut in Holes 06 and 07 are sourced farther to the west within the Guigui property.  The Company also drilled a single hole into the upper zones of the East Fault of the San Antonio Graben (Hole 09) and cut four narrow felsite dikes with anomalous silver values.

A contract to fly an eight hundred line kilometre EM and Magnetic survey was signed and the survey was completed by the end of December 2006. Preliminary results are very encouraging and were integrated in early 2007 with the substantial data base we have accumulated at Guigui. Further work will be designed to follow up on this integration leading to a drill plan.

The company is examining the property with the aim of identifying and proposing another drilling program at Guigui in the later half 2008.  Ongoing field work has allowed a better comparison of the field relations to the airborne and previous ground geophysics.  This has allowed a better integration and inversion of the data leading to definable drill targets.  It is worth noting that in the south eastern area near the San Antonio Graben we have identified a large magnetic anomaly (buried intrusive?) that remains unexplained but is considered significant given its location. Ground work is planned to finish up the mapping in the Middle Camp area with a focus on the fluorite (collapse?) breccias particularly their extent.

Drilling the area east of the San Antonio Graben will be an obvious target and it is expected to have a proposal for drilling by mid 2008.

The Company spent a total of $1,450,400 in exploration costs at Guigui to the end of 2007 (2006 - $1,376,293).  Budgeted exploration programs by the Company for 2008 approximate $65,100.

Cinco de Mayo is a 5,000 hectare property located approximately 80 kilometres north of the city of Chihuahua. The property occurs proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck. Major highways lead to the town of Benito Juarez, from there dirt roads and tracks lead to the property.  Cinco de Mayo is one of MAG’s three Carbonate Replacement Deposit (CRD) Style targets.

Carbonate Replacement Deposits (CRDs) have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of this property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.

A contract to fly a four hundred and fifty line kilometre EM and Magnetic survey was signed and the survey was completed by the end of December 2006.

The results from the first 9 holes (3,975 metres) drilled at Cinco de Mayo in 2006/2007 were very noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

Hole	From	To	Interval	Ag	Ag	Pb	Zn
number	m	m	m	(g/t)	(opt)%		%
Hole-01	318.09	324.20	6.11	22.5	0.65	1.4	5.7
including	320.57	321.84	1.27	4.6	0.13	1.6	11.6
Hole-01	355.30	357.18	1.88	190.9	5.56	4.3	7.9
Hole-02	253.47	253.89	0.42	130.0	3.79	0.5	3.1
Hole-05	292.40	292.70	0.30	124.0	3.60	6.7	2.7
Hole-06	198.70	199.00	0.23	463.0	13.50	17.5	0.3
Hole-07	321.87	326.17	4.30	82.0	2.39	3.0	2.6
Hole-08	317.68	324.18	6.50	27.4	0.80	1.2	2.2
Including	319.80	323.30	3.51	45.0	1.31	1.9	3.1

In combining the geological, geochemical, biogeochemical, geophysical data and interpretations MAG developed a series of drill targets. Drilling in 2007 began in August and was targeted on the newly discovered mineralization identified in the first pass program completed in January of 2008.

The Company has announced assay results from the 2007, 12 hole, 6,316 metre program completed late last year on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from this intercept have been drilled and have also intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending. All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization is open in all directions, and two rigs are currently drilling systematic 50 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source.

Hole 07-21, drilled nearly 1 kilometre to the southwest of Hole 07-20 (and started before Hole 07-20 reached massive sulphides) tested the down-dip projection of prominent exposures of shallow northeast-dipping gold and silver-bearing iron rich jasperoid that is exposed for 4 kilometres along the front of the adjoining range. At roughly 150 metres vertical depth, this hole intersected 15 metres of altered limestone, which contained a 1.0 metre thick zone grading 684 g/t (20 opt) silver with minor base metals. Hole 07-14 drilled 1,300 metres to the southeast from Hole 07-21 also tested the projection of the jasperoid zone and reported 3.22 metres of 94 g/t (2.74 opt) silver and 0.23% lead and 1.03% zinc in gossan.

The intercepts in Holes 21 and 14 fall on the up-dip projection (over 1,000 metres) of the sulphide manto intersected in Holes 20, 22 and 23, indicating that the sulphides, silver-infused limestone of Hole 07-21, and jasperoid outcrops all occur within the same low-angle fault zone. Notably, this alteration to mineralization transition is similar to that seen in the distal fringes of several important silver, lead and zinc rich massive sulphide districts of the region (Carbonate Replacement Deposits). There are several other textural, structural and mineralogical characteristics present to indicate we have a very large CRD system present at Cinco de Mayo.

There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines. Exploration is guided by MAG's CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled. The new mineralization reported in this release lies along a very strong north west-trending magnetic anomaly that runs over 3,000 metres through Hole 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts. Numerous geophysical targets lying along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district, remain to be drilled.

Despite the extensive alluvial cover and limited drilling, the Company has now cut significant mineralization within a laterally traceable low-angle structural host over more than 8 square kilometres. The drill program will continue to systematically offset the manto style mineralization intersected in the widely spread drilling while at the same time continue to drill test the array of geophysical anomalies.

Drilling in 2006 and 2007 intersected widespread silver/lead and zinc mineralization along a major structure and hosted in limestones.  Two holes drilled in the fall of 2007 intersected massive sulphide.  Drilling is to continue to follow up on these significant intersections.

Given the strong intercept in Hole 20, and its location along the strong NW-trending MAG low-high anomaly, as well as the low-angle range bounding (thrust?) fault, it is proposed to start with 50 metre drilling offsets of Hole 20.

It is important to emphasize that the massive sulphide hit in Hole 20 is distal CRD mineralization emplaced in a low-angle fault. If this interpretation is correct, and this structure is the one intersected in Holes 2, 14, 19, and 21 then we are beginning to see vectoring towards the east or northeast, or even northwest within the fault.  The Company has a number of geophysical targets selected that might tie in to this and they remain to be tested.

It is recommended that borehole Pulse EM be used as a targeting tool for tracing sulfide bearing zones at Cinco.  The timeframe would be to conduct the PEM survey during the first couple weeks of March. A few lines for ground gravity surveying will be tested as a method of locating the buried intrusive source.  This will be depended on drill results.

MAG’s 2006 and 2007 drill program at Cinco de Mayo in northern Chihuahua State, continues to confirm that a significant Carbonate Replacement silver, lead and zinc system underlies the alluvium covering 75% of the Cinco de Mayo project area. All of the mineralization intersected in drilling to date were initially identified as buried (blind) geophysical and geochemical anomalies that were consistent with our exploration model.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

The Company spent a total of $2,775,679 in exploration costs at Cinco de Mayo to the end of 2007 (2006 - $1,213,474).  Budgeted exploration programs by the Company for 2008 approximate $2,339,700.

At Sierra de Ramirez, located in Durango State, this 15,000 hectare property has seen little modern exploration.  A historical producer of high grade silver and base metals, this district is emerging for the Company as a large scale CRD target.  Metal zoning studies have identified three mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. Acquisition of additional land is being considered before higher profile exploration work is undertaken.  Discussions regarding possible land acquisition were underway by year's end.

A contract to fly an eleven hundred and twenty line kilometre EM and Magnetic survey was signed and the survey was completed by mid February 2007.  In examining the results of the survey several features are revealed that have enhanced the exploration potential of the district.  To that end we have accelerated efforts to consolidate the entire Sierra Ramirez District.

During 2007 the company was able to finally consolidate the entire district with the completion of the “El Pavo” and “San Acacio” option agreements.

It is clear from work done to date that the western “San Acacio” area which is marked by the multiple parallel structures will be the obvious first place to drill test.  There is limited value in detailed sampling of this area because the old mines effectively give us prima-facie evidence of where the high-grade pods blossomed out along the structures.  It does make sense to look at the structural fabric in some detail to determine if there are inflections or intersections that determine where these pods are.  The detailed Ikonos images from the area should be able to be used to develop high quality structural base maps for semi detailed mapping and drill hole locations.

The old mines were never operated below the oxide zone (200 metre) as evidenced by the lack of sulphide found in the mine dumps.  The initial pass will treat the various known mineralization zones as leakages from a deeper coherent source, but its nature will depend greatly on the thickness of favorable host rocks and where the intrusion center(s) lies. In addition it is important to obtain a better understanding of the gross structural framework of the Sierra Ramirez Range and the thickness of the favorable reactive carbonate section.  This drill program will help in developing a better understanding of this large silver/lead/zinc district.

There are a number of coincident geophysical and topographic candidates for intrusion centers, but as observed last summer the historic geologic mapping of these intriguing low areas is lacking in detail.  It is proposed to begin an early reconnaissance mapping program prior to mobilizing a drill.

Surface access permission for drill permitting, as well as permitting in general, will begin almost immediately.    The initial area for drilling is likely to be in numerous places along the San Acacio trend and it is logistically possible to build drill pads in the near future.  Road access in the area is good along the trend so our environmental and cost impact should be low.

Preparation work will be carried out and drill targets will be located during the second quarter. Drilling could begin in mid year and continue into the fall.

Exploration field programs are expected to commence in late 2007 and early 2008. The Company spent a total of $434,628 in exploration costs at Sierra de Ramirez to the end of 2007 (2006 - $149,130).  Budgeted exploration programs by the Company for 2008 approximate $1,033,800.

The Sello property is located approximately 110 kilometres north north-west of Fresnillo and the Juanicipio Joint Venture where MAG Silver and Industrias Peñoles are delineating a new high grade silver-gold vein discovery.  The Sello property is just 45 kilometres north of the historic San Martin and Sombrerete mining districts.

Although outcrop on the Sello property is minimal, there is mineralized high grade quartz vein material on the dumps of a collapsed prospecting shaft of undetermined depth. Grab samples collected from the dump and from a vein exposed in the wall of the shaft (Sample 16889) assayed as follows:

Sample	Gold	Gold	Silver	Silver	Lead	Zinc
Designation	ppm	ppm	ppm	Ounces	ppm	ppm
	Fire Assay	Fire Assay / Gravity
16887	7.05	7.47	108	3.1	6,900	1,300
16888	3.70	3.22	17.9	0.5	8,600	3,320
16889	8.59	9.19	4.5	0.1	2,410	1,530
Sello “S”	2.10	n/a	28	0.8	n/a	n/a
Sello “Q”	6.25	n/a	104	3.0	n/a	n/a

A limited airborne geophysical survey (220 line kilometres) has identified a prominent east north-east trending magnetic feature that is parallel with the vein exposed in the shaft collar.

MAG has mobilized a drill to the property and has started an initial 5 hole, 1,500 metre drill program. Drilling will target on the shaft / dump area and the geophysically interpreted structure. Assay results are awaited.

The 2,000 hectare Sello property has been acquired from two local individuals. MAG has the right to earn an undivided 100% interest in the property through a series of optional cash payments over time.

Terms of the acquisition agreement for two of three claims require optional cash payments totaling $US1,000,000 over three years including $US25,000 paid on signing. A separate acquisition agreement for the remaining claim totals $US125,000 over two years including $US25,000 paid on signing.

The Company spent a total of $504,474 in exploration costs at the Sello property to the end of 2007 (2006 - $Nil).  Budgeted exploration programs by the Company for 2008 approximate $448,500.

During 2007 the Company terminated its option agreement on Adargas, and consequently, costs of $750,277 were written-off at that time.

Other Properties – During 2007 the Company optioned some exploration concessions on mining claims for a cost of US$139,041 (2006 – Nil) plus applicable value added tax.

The Company has several other exploration properties.  At this point in time the company is focused primarily on Epithermal Vein exploration along the Fresnillo Silver Trend and on Carbonate Replacement Deposit exploration along the western edge of the Chihuahua trough. The company is constantly looking for other opportunities that could offer us the potential to meet our exploration directives.

The Company acquired and has identified a number of new project areas throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets. None of the other projects are advanced enough to be able to identify any resource or reserve figures.  All are very early to early grassroots exploration stage properties.  Budgeted exploration programs by the Company for 2008 on other projects approximate $416,000.

All of the costs incurred on property acquisition and exploration to date have been deferred. A complete table of mineral property costs can be found in Note 6 of the Company’s Financial Statements for the year ended December 31, 2007.

RISKS AND UNCERTAINTIES

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.	The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

2.
Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

3.
The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, Dan MacInnis, and its other officers, none of whom have entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw was formerly an arm’s length consultant to and is currently a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

4.
The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

5.
The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company’s directors or officers devotes their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Risk Factors Relating to Title

6.
Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

7.
Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

8.
Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company’s Property Interests

9.
The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company’s property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company’s properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

10.
The properties in which the Company has an interest are in Mexico.  The Company’s property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business.

11.
There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property. The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

12.
Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations.

13.
Mexican Foreign Investment and Income Tax Laws apply to the Company. Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 29 percent over a gross up basis (amount of the dividend times 1.4085), payable by the Mexican company.  Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

14.
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

15.	Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

16.
Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

17.
Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material, adverse effect on the Company’s financial position.

18.
Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years.  The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

19.
Mining is a highly competitive industry.  The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mining properties would result in difficulties in it obtaining future financing and profitable operations.

Risk Factors Relating to Financing

20.
Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

21.
Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #20 above will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders. The Company, from time to time, is required to issue Common Shares to earn its interests in properties. Such property share issuances will also result in dilution to the Company’s shareholders.

22.
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

23.
Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this Annual Report. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

Miscellaneous Risk Factors

24.
The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

25.
There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

26.
Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

27.
The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares without par value.  As at March 14, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	48,545,566
Stock Options	3,635,830	$0.50 - $14.15	6 mos to 5 years
Warrants	nil
Fully Diluted	52,181,396

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2007	$387,939	$(4,080,795)	$(0.07)
September 30, 2007	$211,108	$(351,375)	(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	44,407	(818,389)	(0.02)
September 30, 2006	48,664	(570,796)	(0.015)
June 30, 2006	70,804	(1,485,493)	(0.035)
March 31, 2006	44,718	(991,889)	(0.03)
December 31, 2005	16,409	(483,824)	(0.015)

Explanatory Notes
(1)The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced.

At December 31, 2007 the Company had cash and cash equivalents on hand of $60,147,307 versus $3,506,930 for the year ended December 31, 2006 due to financings completed during 2007.  On November 27, 2007 the Company closed a bought deal private placement for 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  The Company completed a series of private placements in February 2007 for units consisting of 2,760,000 common shares and 1,380,000 warrants for gross proceeds of $20,010,000.  The Company also issued shares for cash pursuant to warrant and stock option exercises during the period.  In aggregate the Company issued a total of 9,025,586 common shares during the year (2006 – 1,651,919) for cash proceeds of $67,671,698 (2006 - $2,417,326).  The receipt and investment of these funds in 2007 resulted in higher interest revenues then previously experienced in 2006 or 2005.

(2)Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  For example, the quarter ended June 30, 2007 includes a non-cash charge for stock based compensation in the amount of $1,017,521 and a mineral property write-off in the amount of $750,277.  The Quarter ended March 31, 2007 includes a non-cash charge for stock based compensation in the amount of $627,627.  The June 30, 2006 quarter includes a non-cash charge for stock based compensation in the amount of $1,092,079 while the March 31, 2006 quarter includes a non-cash charge for stock based compensation in the amount of $1,730,034.   When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

Fourth quarter net loss was $4,080,795 compared to $818,389 for the same quarter last year.  If one removed the stock compensation expense, a non-cash item, of $2,509,011 (2006 - $386,861) the resulting loss would be $1,571,784 and $431,528 respectively.  Some of the reasons for this increase in 2007 fourth quarter net loss were due to added year end audit costs ($60,000) as the Company now must comply with Sarbanes-Oxely legislation in the USA which includes a review of the Company’s internal and disclosure controls over financial reporting and the cost for independent expert consultants to help assess and document the Company’s internal and disclosure controls..  The Company must also certify now under Multi Lateral Instrument 52-109 in Canada.  Filing and transfer agent fees also increased by approximately $269,000 due to the Company’s listing on the TSX and AMEX.  Foreign exchange loss increased by approximately $244,000 due to currency swings between the Canadian dollar and the US dollar and between the Canadian dollar and the Mexican pesos.  Travel expenses also increased as Company executives and directors made several trips to Mexico to finalize the formation of Minera Juanicipio as well as conduct regular Company business.

FOURTH QUARTER

The definition drill program designed to delineate the Valdecañas Vein continued throughout 2007 and has identified the vein over a 1.5 kilometre section of potential strike length, along 200 metre sections and at 100 metre separation up and down dip. This program was ongoing at the end 2007, with almost 13,500 metres of drilling completed for the year ending December 31, 2007.

Drilling in mid to late 2007 on sections I and G confirms that the high grade mineralization in the Valdecañas Vein continues to the west. In addition the results indicate the presence of a post-mineral fault between Sections I and G.  The fault appears to move the vein closer to the northern property boundary but more drilling is required to determine the vein's orientation farther west and north. The vein still remains open to the east (trending onto Peñoles held property), to the west and down dip.

By the end of 2007, a vein of approximately 1,500 metres long averaging 5.8 metres wide and having a dip length of almost 450 metres was outlined by a series of 20 holes that have intersected the vein.  The program to fully delineate the vein is still in progress.

A new company, named Minera Juanicipio S.A. DE C.V., was established to own and operate the Juanicipio Joint Venture. The process to formalize and register this company was finalized on Friday December 21, 2007. MAG and Peñoles will be joint owners of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest.

The phase one exploration drill program was carried out at Lagartos SE in the Panuco Zone at the north end of the historic Zacatecas Silver District.  The objective of the program was to test at shallow depth, a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which of these targets offer the best opportunity to host significant mineralization at depth.  To the end of 2007, MAG had completed 20 holes for 7,066 metres in this initial drilling program. Results indicative of a very high level silver-gold epithermal vein environment were obtained in two of the structures tested and follow-up work is in progress.

Nine holes, were drilled along a 600 metre strike length of a strong northwest trending 20 plus metre wide carbonate-quartz vein. All of the drilling tested the vein at shallow depths of 150 metres or less. The best hole (LP-14-07) intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Other holes also reported anomalous silver values from 10 to 20 g/t silver with highly anomalous arsenic.

During 2007, the Company acquired through cash option and purchase agreements almost 770 hectares of concessions covering some of the major historical producing vein sets in the Zacatecas district.  In addition we were able to acquire larger land positions in the district through staking of concessions totaling 13,628 hectares.  We continue to be one of the largest land owners in the Fresnillo Silver Trend.

The results from the first 9 holes (3,975 metres) drilled at Cinco de Mayo in 2006 /2007 were very noteworthy. Six of the nine holes were drilled over a strike length of 2.0 km along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

Drilling in mid to late 2007 was targeted on newly discovered mineralization identified in the first pass program completed in January of 2007.

The Company has announced assay results from the 2007, 12 hole, 6,316 metre program completed late last year on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from this intercept have been drilled and have also intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending. All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization is open in all directions.

Despite the extensive alluvial cover and limited drilling, the Company has now cut significant mineralization within a laterally traceable low-angle structural host over more than 8 square kilometres. The drill program will continue to systematically offset the manto style mineralization intersected in the widely spread drilling while at the same time continue to drill test the array of geophysical anomalies.

LIQUIDITY AND CAPITAL RESOURCES

At March 14, 2008 the Company had 48,545,566 issued and outstanding common shares.  At December 31, 2007 the Company had 46,954,196 common shares issued and outstanding.  The Company issued a total of 9,025,586 (2006 – 1,736,962) common shares during 2007. Of these 9,025,586 shares (2006 – 1,651,919) were issued for cash proceeds of $69,454,032 (2006 - $2,219,382). In 2007 there were no shares (2006 – 85,043 shares for $204,431) issued for mineral properties.  Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At December 31, 2007 the Company had cash and cash equivalents on hand of $60,147,307 compared to cash and cash equivalents of $3,506,930 at December 31, 2006. The primary use of cash during the period was for acquisition and exploration expenditures and investment in the Juanicipio Joint Venture, being approximately $10,200,649 (2006 - $4,437,059), management and consulting fees of $778,228 (2006 - $485,993) and other general and administrative expenses of $2,266,634 (2006 - $1,248,008). The Company had $60,380,130 in working capital as at December 31, 2007 compared to $3,585,789 at December 31, 2006.

Current liabilities of the Company at December 31, 2007 amounted to $637,180 (2006 - $350,368) mostly being attributable to accrued exploration expenses.

On November 27, 2007 the Company closed a bought deal private placement 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.

The Company currently has sufficient working capital to maintain all of its properties for the 24 months, in management’s opinion; the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the audited financial statements for the year ended December 31, 2007.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property (1)	$5,822,500	$252,500	$1,525,000	$4,045,000	Nil
Cinco de Mayo Property (2)	$600,000	$250,000	$350,000	Nil	Nil
Sello Property	$1,012,500	$187,500	$825,000	Nil	Nil
Other Properties	$100,000	$100,000	Nil	Nil	Nil
Total (US $)	$7,535,000	$790,000	$2,700,000	$4,045,000	Nil

(1) Of the final payment in the amount of US$650,000 due December 14, 2010, up to US$500,000 may be paid in Common Shares of the Company.  The Company has optioned other surface rights surrounding its current block in 2007.

 (2) Comprised of US$600,000 in option payments. Half of each of the remaining option payments may be paid in Common Shares at a deemed price per share equal to the average trading price of MAG’s Common Shares for 30 calendar days prior to the date of the payment.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements set out in “Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010. The scale and scope of the Juanicipio Joint Venture could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For 2007, the Company’s president received $204,128 in compensation for management services (2006 - $139,500).

For 2007, a company controlled by an officer of the Company received $163,840 in compensation for consulting services (2006 - $113,520).

The Company paid non-executive directors fees of $138,895 to five non-executive directors during 2007 (2006 - $Nil).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  For 2007, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $134,720 (2006 - $141,154) and exploration costs totaling $1,312,826 (2006 - $1,049,611) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During 2007, the Company accrued or paid PTM $136,374 under the common service agreement (2006 - $138,081).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During 2007, the Company accrued or paid Anthem $79,312, under the office lease agreement (2006 - $62,333).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

Shareholder Relations’ Expenses

Shareholder relations expense during 2007 totaled $354,075 (2006 - $288,687). Since 2003 the Company has managed its shareholder relations as an internal function. In September 2005, Contact Financial was contracted at a rate of $6,000 per month to provide distribution of the Company’s information. Between June 15, 2007 and October 15, 2007 this fee was reduced to $500 per month. On October 15, 2007 the Company did not renew its contract with Contact Financial. The Company attends seminars and conferences related to its business and from time to time to visit brokers, market analysts and investors who request information about the Company’s business. Since December 2006, Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

Travel and Promotion Expenses

Travel and promotion expenses for 2007 amounted to $243,422 (2006 - $212,168). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

Property Acquisition Expenses

Property acquisition expenditures during the year totaled $931,891 (2006 - $646,029) in cash and accrued payables.

During the year ended December 31, 2006, the Company and Minera Rio Tinto, S.A. DE C.V. amended terms of the Sierra de Ramirez option agreement. Under the amended terms, the Company issued Minera Rio Tinto, S.A. DE C.V. 20,000 common shares of the Company on October 6, 2006 and will make scheduled cash payments totaling US$1,300,000 (US$100,000 paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms all exploration work commitments were also eliminated. During the year ended December 31, 2007, the Company entered into four separate option agreements to acquire 100% interest in certain mining concessions all of which are internal to the Sierra Ramirez property. The Company is obligated to make scheduled cash payments totalling US$4,938,125 (of which US$228,125 has been paid) to January 21, 2012. To December 31, 2007 the Company has incurred a total of $800,736 (2006 - $527,645) in acquisition costs on the property.

During the year ended December 31, 2006, the Company and an individual entered into a “letter of intent” agreement to acquire the Sello Property. The Company paid $28,143 on signing the letter of intent, and doing due diligence to complete a deal for the property. During the current period the Company entered into a letter of intent agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State. The Company paid $28,562 on signing the letter of intent.  This claim will become part of the Sello Property.  To December 31, 2007 the Company has incurred a total of $105,852 (2006 - Nil) in acquisition costs on the property.

During the year ended December 31, 2007 the Company acquired more exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. These exploration concessions enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To December 31, 2007 the Company has incurred a total of $523,597 (2006 - $124,344) in acquisition costs on these claims.

The sum of all payments required to maintain all of the Company’s mineral rights are less than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the year ended December 31, 2007.

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.  The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2004 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, The Company is required to recognize a charge to the income statement based on an option-pricing model based on the following assumption –no dividends were paid, a weighted average volatility of the Company’s share price of 81.5 per cent, a weighted average annual risk free rate of 4.27 percent and an expected life of 3 years.  The resulting weighted average option related to an expense for stock options in the year ending December 31, 2007 of $5,256,566 (2006 - $2,341,159).

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3861, Financial Instrument Presentation and Disclosure and CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Comprehensive income includes changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive income includes currency translation adjustments on its net investment in self sustaining foreign operations. The new standards also require all derivatives to be recorded on the balance sheet at fair value and establish new accounting requirements for hedges. The Company has adopted these standards prospectively effective January 1, 2007. The adoption of these new standards had no material effect on the financial position or opening account balances on January 1, 2007.

In accordance with these new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Transaction costs are expensed as incurred.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Restricted certificates of deposit are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.”

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2007 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2006 and 2007 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.  Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006 and 2007 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Other Information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2007, may be found on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to December 31, 2007:

(a)	The Company issued 246,000 common shares between $0.70 and $3.00 on the exercise of stock options, and 1,137,000 common shares at $10.00 on the exercise of warrants for proceeds of $11,733,640;

(b)	The Company granted 284,500 stock options at $12.91 for a period of five years expiring on February 12, 2013.

MAG SILVER CORP. (An exploration stage company) Consolidated Financial Statements For the year ended December 31, 2007
Dated: March 14, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG AMEX:MVG www.magsilver.com info@magsilver.com

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

“Daniel MacInnis”                                                                               “Frank Hallam”
Daniel MacInnis                                                                                     Frank Hallam
Chief Executive Officer                                                                          Chief Financial Officer

March 12, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MAG Silver Corp.
(An exploration stage company)

We have audited the accompanying consolidated balance sheets of MAG Silver Corp. and subsidiaries (an exploration stage company) (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and the cumulative period from incorporation April 21, 1999 to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 and the cumulative period from incorporation April 21, 1999 to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2008

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  In addition, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors’ report when these matters are properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MAG Silver Corp.
(An exploration stage company)

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (an exploration stage company) (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 and the cumulative period from incorporation April 21, 1999 to December 31, 2007 of the Company and our report dated March 12, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles, and conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2008

Consolidated Balance Sheets
(expressed in Canadian dollars)	December 31
	2007	2006
ASSETS

CURRENT
Cash and cash equivalents	$60,147,307	$3,506,930
Accounts receivable (Note 3)	647,027	273,035
Interest receivable	173,308	115,227
Prepaid expenses	49,668	40,965
TOTAL CURRENT ASSETS	61,017,310	3,936,157
EQUIPMENT AND LEASEHOLDS (Note 4)	22,116	31,332
INVESTMENT IN JUANICIPIO JV (Note 5)	5,948,361	3,044,509
MINERAL RIGHTS (Note 6)	5,084,509	4,584,679
DEFERRED EXPLORATION COSTS (Note 6)	12,989,636	7,333,881
TOTAL ASSETS	$85,061,932	$18,930,558

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$637,180	$350,368

TOTAL LIABILITIES	637,180	350,368

SHAREHOLDERS' EQUITY

Share capital (Note 7)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Dec. 31, 2007
Issued and outstanding at 2007 - 46,954,196
common shares (2006 - 37,928,610)	91,105,640	23,433,942
Common share purchase warrants	2,218,444	-
Contributed surplus	7,879,650	3,059,194
Accumulated other comprehensive income	(716,778)	-
Deficit	(16,062,204)	(7,912,946)
TOTAL SHAREHOLDERS' EQUITY	84,424,752	18,580,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,061,932	$18,930,558

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

"Dan MacInnis"
Dan MacInnis, Director

"R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2007

EXPENSES
Accounting and audit	$319,896	$211,168	$127,959	$977,146
Amortization	13,909	16,820	18,357	62,510
Bank charges and interest	2,466	2,214	1,827	25,813
Filing and transfer agent fees	405,844	48,782	42,254	633,212
Foreign exchange (gain) loss	260,598	12,479	(29,506)	337,407
Legal	232,980	89,810	167,005	754,940
Management and consulting fees	778,228	485,993	415,117	2,036,694
Mineral property costs written off	763,434	-	-	763,434
Property investigation expense	43,464	-	4,851	48,315
Shareholder relations	354,075	288,687	109,803	895,201
Stock compensation expense	5,256,566	2,341,159	611,353	8,532,514
Telephone and office	389,980	365,880	252,257	1,303,462
Travel	243,422	212,168	169,993	809,154
Other write-offs	-	-	-	255,093
	9,064,862	4,075,160	1,891,270	17,434,895
LOSS BEFORE THE FOLLOWING	(9,064,862)	(4,075,160)	(1,891,270)	(17,434,895)
INTEREST INCOME	915,604	208,593	80,432	1,372,691
NET LOSS FOR THE PERIOD	$(8,149,258)	$(3,866,567)	$(1,810,838)	$(16,062,204)

OTHER COMPREHENSIVE LOSS
CURRENCY TRANSLATION ADJUSTMENT	(716,778)	-	-	(716,778)
COMPREHENSIVE LOSS FOR THE PERIOD	$(8,866,036)	$(3,866,567)	$(1,810,838)	$(16,778,982)

BASIC AND DILUTED
LOSS PER SHARE	$(0.19)	$(0.10)	$(0.06)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	42,411,815	37,055,631	28,353,901

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)							Deficit
						Accumulated	accumulated
	Common shares		Common share			other	during the	Total	Total
	without par value		purchase warrants		Contributed	comprehensive	exploration	Deficit	shareholders'
	Shares	Amount	Number	Amount	Surplus	income ("AOCI")	stage	and "AOCI"	equity
Balance, December 31, 2004	25,829,538	11,632,368	-	-	306,166		(2,235,541)		9,712,460
Issued for cash	7,201,176	6,771,672	-	-	-		-		6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	-	-	-		-		1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-		-		1,046,566
Stock options exercised	105,500	24,290	-	-	(1,540)		-		22,750
Stock options granted	-	-	-	-	611,353		-		611,353
Net loss	-	-	-	-	-		(1,810,838)		(1,810,838)
Balance, December 31, 2005	36,191,648	20,812,185	-	-	915,979	-	(4,046,379)	-	17,681,785
Issued for cash (Note 7 (a))	245,716	577,433	-	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	85,043	204,431	-	-	-	-	-	-	204,431
Warrants exercised	944,503	1,275,079	-	-	-	-	-	-	1,275,079
Stock options exercised	461,700	564,814	-	-	(197,944)	-	-	-	366,870
Stock options granted	-	-	-	-	2,341,159	-	-	-	2,341,159
Net loss	-	-	-	-	-	-	(3,866,567)	-	(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-	-	3,059,194	-	(7,912,946)	(7,912,946)	18,580,190
Issued for cash (Note 7 (a))	5,760,000	59,955,443	1,380,000	2,692,571	-	-	-	-	62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)	(474,127)	-	-	-	-	5,994,656
Stock options exercised	382,100	1,247,472	-	-	(436,110)	-	-	-	811,362
Stock options granted	-	-	-	-	5,256,566	-	-	-	5,256,566
Translation adjustment	-	-	-	-	-	(716,778)	-	(716,778)	(716,778)
Net loss	-	-	-	-	-	-	(8,149,258)	(8,149,258)	(8,149,258)
Balance, December 31, 2007	46,954,196	$91,105,640	1,137,000	$2,218,444	$7,879,650	$(716,778)	$(16,062,204)	$(16,778,982)	$84,424,752

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2007
OPERATING ACTIVITIES
Net loss for the period	$(8,149,258)	$(3,866,567)	$(1,810,838)	(15,814,076)
Items not involving cash:
Other write-offs	-	-	-	255,093
Amortization	13,909	16,820	18,357	62,510
Mineral property costs written off	763,434	-	-	763,434
Non-cash stock compensation expense	5,256,566	2,341,159	611,353	8,284,386

Changes in operating assets and liabilities
Accounts receivable	(373,992)	(167,963)	418,077	(647,026)
Interest receivable	(58,081)	(88,815)	(4,218)	(173,308)
Prepaid expenses	(8,703)	(18,729)	(9,387)	(49,669)
Accounts payable and accrued liabilities	(52,188)	(43,253)	329,412	298,180
	(2,608,313)	(1,827,348)	(447,244)	(7,020,476)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(4,693)	(8,238)	(16,868)	(87,299)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(357,500)
Investment in Juanicipio JV	(3,620,630)	(98,957)	(257,287)	(6,581,806)
Mineral rights	(832,891)	(441,598)	(246,935)	(1,346,635)
Deferred exploration costs	(5,747,128)	(3,896,504)	(1,178,821)	(13,114,166)
Other	-	-	-	(252,420)
	(10,205,342)	(4,445,297)	(1,699,911)	(21,852,965)

FINANCING ACTIVITIES
Issue of share capital	69,454,032	2,219,382	7,840,988	88,645,748
Issue of special warrants	-	-	-	375,000
	69,454,032	2,219,382	7,840,988	89,020,748
INCREASE (DECREASE) IN CASH	56,640,377	(4,053,263)	5,693,833	60,147,307
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	3,506,930	7,560,193	1,866,360	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (e))	$60,147,307	$3,506,930	$7,560,193	$60,147,307

Interest paid	$-	$-	$-	$12,500

Non-cash investing and financing activities:

Issue of shares in connection with acquisitions	$-	$-	$-	$430,000
Issue of shares in exchange for mineral property
option rights	$-	$204,431	$1,337,289	$3,220,472

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
1.           CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”) except as described in Note 12 to these consolidated financial statements.

(a)           Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2007 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 5) is recorded using the equity method.

(b)           Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)           Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(d)           Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable, accounts payable, and accrued liabilities reported in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

     (e)         Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.  The Company holds no asset backed commercial paper.

Details of cash and cash equivalents are as follows:

	Dec. 31, 2007	Dec. 31, 2006
Cash	$912,205	$406,930
Short-term deposits	59,235,102	3,100,000
	$60,147,307	$3,506,930

(f)           Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)           Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized at the following annual rates:

Computer equipment and software                               30% declining balance
Field equipment                                                                30% declining balance
Leasehold improvements                                                2 years straight line

 (h)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(i)	Translation of foreign currencies

The Company’s functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the investment.

(j)           Stock-based compensation

The fair value of all stock-based compensation and other stock-based payments are estimated using the Black-Scholes option valuation model and are recorded in operations over their vesting periods.

The total compensation expense recognized in the statement of operations for share purchase options granted during the year ended December 31, 2007 amount to $5,256,566 (2006 - $2,341,159). Please refer to Note 7 (c) for a summary of stock options granted in the current year and the related valuation assumptions.

       (k)           Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 4,942,700 for the year ended December 31, 2007 (3,805,700 and 1,137,000 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 5,993,287 shares for the year ended December 31, 2006 (3,352,800 and 2,640,487 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(l)           Comprehensive Income

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3861, Financial Instrument Presentation and Disclosure and CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Comprehensive income includes changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive income includes currency translation adjustments on its net investment in self sustaining foreign operations. The new standards also require all derivatives to be recorded on the balance sheet at fair value and establish new accounting requirements for hedges. The Company has adopted these standards prospectively effective January 1, 2007. The adoption of these new standards had no material effect on the financial position or opening account balances on January 1, 2007.

In accordance with these new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Restricted certificates of deposit are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.

The impact of adoption of these new standards on the results of operations for the year ended December 31, 2007 and financial position as at that date was the reporting of a currency translation loss of $716,778 recognized on December 31, 2007 as an item of other comprehensive loss for the year and the inclusion of that balance in accumulated other comprehensive loss within a separate component of shareholders’ equity.

(m)           Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2007.

(n)	Recent Accounting Pronouncements

(i)	Financial Instrument Disclosure

In March 2007, the CICA issued Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The Company will implement these disclosures in the first quarter of 2008.

(ii)	Capital Disclosures

In December 2006, the CICA issued Section 1535 of the CICA Handbook, “Capital Disclosures” which applies to fiscal years beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed. The Company will implement these disclosures in the first quarter of 2008.

(iii)	Inventories

In June 2007, the CICA issued Section 3031 Inventories which provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measure at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective in the first quarter of 2008, and the new standard is not expected to have a material impact on the Company’s results of operations.

(iv)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

(v)	Convergence with International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada and the expected convergence with International Financial Reporting Standards (“IFRS”) by the end of 2011. On February 13, 2008 the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

3.           ACCOUNTS RECEIVABLE

	Dec. 31, 2007	Dec. 31, 2006
Goods and services tax recoverable	$50,314	$19,949
Mexican value added tax ("IVA") recoverable	596,713	251,919
Other	-	1,167
	$647,027	$273,035

4.    EQUIPMENT AND LEASEHOLDS

		December 31,		December 31,
	2007			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$33,755	$21,152	$12,603	$14,377
Field equipment	35,191	25,678	9,513	13,205
Leasehold improvements	15,680	15,680	-	3,750
	$84,626	$62,510	$22,116	$31,332

5.           INVESTMENT IN JUANICIPIO JOINT VENTURE (THE “JJV”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. DE C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US $5,000,000 of exploration on the property over four years and Peñoles purchasing US $1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007 Peñoles met all of the earn-in requirements of the Agreement.  In December 2007 the Company and Peñoles created an operating company named Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property.  Minera Juanicipio is held as to 56% by Peñoles and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles respectively were ceded into Minera Juanicipio.  Minera Juanicipio is currently operated according to the terms and conditions of the original 2005 Agreement.  All costs relating to the project and Minera Juanicipio will be shared by the Company and Peñoles pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to completion of their earn-in.

The Company has recorded its investment in the JJV using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to the JJV plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of the JJV was the Mexican peso as expenditures in the JJV were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company considers the JJV to be self sustaining and translates its net investment in JJV using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

A continuity of the Company’s 44% interest in JJV is detailed as follows:

	2007	2006

Camp costs	$13,108	$9,087
Geochemical	-	238
Geological	66,190	79,538
Geophysical	10,905	-
Gov't fees and licenses	8,764	9,547
Travel	3,906	13,725
Site administration	2,292	8,089
Cash contributions to the JJV	6,025,018	-
	6,130,183	120,224
Balance, beginning of year	3,044,509	2,945,552
	$9,174,692	$3,065,776

Recoveries	(2,509,553)	(21,267)
Translation adjustment	(716,778)	-
Balance, end of year	$5,948,361	$3,044,509

At December 31, 2007 the assets of Minera Juanicipio consisted of cash in the amount of 5.54 million pesos ($526,474), IVA receivables in the amount of 18.48 million pesos ($1.76 million) and mineral and surface rights at a deemed value of 123.12 million pesos ($11.7 million).  Payables to Peñoles for exploration work amounted to 3.05 million pesos ($290,000) while shareholders equity was 144.09 million pesos ($13.69 million).  As Minera Juanicipio was created just before year end there were no results from operations to report.

6.        MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2007

	(Batopilas)Don Fippi	Guigui	Lagartos NW	Lagartos SE	Sierra de Ramirez	Adargas	Cinco de Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$1,422,672	$1,571,172	$50,032	$-	$527,645	$432,061	$428,610	$28,143	$124,344	$4,584,679
Incurred during year	-	-	-	-	273,091	-	181,838	77,709	399,253	931,891
Less amounts written off	-	-	-	-	-	(432,061)	-	-	-	(432,061)
Balance, end of year	$1,422,672	$1,571,172	$50,032	$-	$800,736	$-	$610,448	$105,852	$523,597	$5,084,509

Deferred exploration costs
Camp costs	$126,424	$439	$1,596	$65,246	$2,814	$-	$76,692	$14,942	$9,112	$297,265
Drilling	477,758	-	-	1,367,777	-	-	1,048,855	385,505	-	3,279,895
Geochemical	54,735	-	299	51,220	-	-	54,195	8,316	-	168,765
Geological	398,558	8,469	7,517	169,436	31,323	-	229,781	47,994	43,852	936,930
Geophysical	117,382	50,890	36,666	206,199	205,468	875	56,175	36,606	-	710,261
Gov't fees and licenses	6,495	12,320	73,381	128,604	35,500	882	58,327	3,105	96,767	415,381
Site administration	27,449	1,136	831	18,085	658	-	14,897	2,842	1,061	66,959
Travel	51,445	226	563	13,110	9,735	-	23,283	5,164	1,406	104,932
Transport and shipping	1,322	627	-	3,110	-	1,681	-	-	-	6,740
	1,261,568	74,107	120,853	2,022,787	285,498	3,438	1,562,205	504,474	152,198	5,987,128
Bal., beginning of year	2,082,845	1,376,293	-	2,197,361	149,130	314,778	1,213,474	-	-	7,333,881
Less amounts written off	-	-	-	-	-	(318,216)	-	-	(13,157)	(331,373)
Balance, end of year	$3,344,413	$1,450,400	$120,853	$4,220,148	$434,628	$-	$2,775,679	$504,474	$139,041	$12,989,636

	Year ended December 31, 2006

	(Batopilas) Don Fippi	Guigui	Lagartos NW	Lagartos SE	Sierra de Ramirez	Adargas	Cinco de Mayo	Sello	Other	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$1,422,672	$1,571,172	$39,629	$-	$329,854	$289,387	$285,936	$-	$-	$3,938,650
Incurred during year	-	-	10,403	-	197,791	142,674	142,674	28,143	124,344	646,029
Balance, end of year	$1,422,672	$1,571,172	$50,032	$-	$527,645	$432,061	$428,610	$28,143	$124,344	$4,584,679

Deferred exploration costs
Camp costs	$110,259	$608	$62,576	$380	$3,117	$-	$53,276	$-	$-	$230,216
Drilling	280,584	-	1,103,093	-	-	-	659,666	-	-	2,043,343
Geochemical	28,674	-	56,070	-	-	-	57,520	-	-	142,264
Geological	326,220	13,110	224,710	2,864	29,970	1,455	160,039	-	-	758,368
Geophysical	6,442	81,314	64,480	-	721	-	89,561	-	-	242,518
Gov't fees and licenses	23,950	8,689	263,204	92	17,273	1,173	34,967	-	-	349,347
Travel	34,052	410	6,013	308	838	986	10,413	-	-	53,020
Transport and shipping	-	-	-	-	-	-	-	-	-	-
Site administration	31,775	6,967	14,380	-	8,675	3,385	12,245	-	-	77,427
	841,956	111,099	1,794,525	3,643	60,594	6,999	1,077,687	-	-	3,896,504
Bal., beginning of year	1,240,889	1,265,194	399,192	-	88,536	307,779	135,787	-	-	3,437,377
Balance, end of year	$2,082,845	$1,376,293	$2,193,717	$3,643	$149,130	$314,778	$1,213,474	$-	$-	$7,333,881

 (a)           Don Fippi Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To December 31, 2007 the Company has incurred $3,344,413 in exploration costs on the property.

(b)           Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To December 31, 2007 the Company has incurred $1,450,400 in exploration costs on the property.

(c)           Lagartos Properties

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To December 31, 2007 the Company has incurred $120,853 in exploration costs on the Lagartos NW property and $4,220,148 in exploration costs on the Lagartos SE property.

(d)           Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)	make scheduled payments totalling US$1,505,000 plus applicable value added tax by December 14, 2008;

(ii)	incur exploration expenditures totalling US$250,000 by July 26, 2009; and

(iii)	issue a finder’s fee of 25,000 common shares of the Company (all are issued).

During the year ended December 31, 2006, the Company and Minera Rio Tinto, S.A. DE C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. DE C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 (of which US$200,000 has been paid or accrued) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company. Under the amended terms all exploration work commitments were also eliminated. To December 31, 2007 the Company has incurred $434,628 in exploration costs on the property.

During the year ended December 31, 2007, the Company entered into four separate option agreements to acquire 100% interest in certain mining concessions all of which are internal to the Sierra Ramirez property. The Company is obligated to make scheduled cash payments totalling US$4,938,125 (of which US$228,125 has been paid) to January 21, 2012.

(e)           Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments and incur certain exploration expenditures. To June 30, 2007  the Company paid US$125,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately US$260,000 in exploration costs. During the period ended June 30, 2007 the Company terminated its option agreement, and consequently, total deferred acquisition and exploration costs of $750,277 were written-off.

 (f)           Cinco de Mayo Property

On February 26, 2004 the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 (US$400,000 in cash and share payments made) and incur certain exploration expenditures totalling US$1,000,000 by July 26, 2009 (incurred). To December 31, 2007 the Company paid US$300,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately $2,775,679 in exploration costs.

(g)	Sello Property

On December 8, 2006 the Company entered into a letter of intent agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period (of which US$50,000 has been paid to December 31, 2007). During the current year the Company entered into a letter of intent agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year (of which US$50,000 has been paid to December 31, 2007).

(h)           Other Properties

During the years ending December 31, 2007 and December 31, 2006 the Company optioned other exploration concessions on several mining claims. To December 31, 2007 the Company has paid $523,597 in acquisition costs. The Company has a US$100,000 option payment remaining on December 8, 2008.

7.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2007 there were 46,954,196 shares outstanding.

During the year ended December 31, 2007 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007 the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. $15,999,799 of the gross proceeds was assigned to the common shares included in the units and $2,487,701 to the warrants. The Company paid 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $127,902.

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, and 15, 2008.  $1,317,630 of the gross proceeds was assigned to the common shares included in the units and $204,870 to the warrants. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

During the year ended December 31, 2006 the Company issued 85,043 common shares in connection with the acquisition of mineral properties at a fair value of $204,431. During 2006 944,503 share purchase warrants were exercised for proceeds of $1,275,079 and 461,700 stock options were exercised for cash proceeds of $366,870.

On March 2, 2006 the Company closed a private placement by Peñoles which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 5.

(b)           Shareholder rights plan

On August 3, 2007, the Company adopted a Shareholder Rights Plan designed to protect the interests of common shareholders from an inadequate or unfair takeover, but not affect a takeover proposal which the Board of Directors believes is fair to all shareholders. Under the Shareholder Rights Plan all shareholders of record on August 3, 2007 received one Right for each share of common stock they owned. These Rights trade in tandem with the common stock until and unless they are triggered. Should a person or group acquire more than 20% of the common stock the Rights would become exercisable for every shareholder except the acquirer that triggered the exercise. The Rights, if triggered, would give the other shareholders the ability to purchase additional stock at a substantial discount. The shareholder rights plan will continue in force up to the end of the Company’s third annual meeting of shareholders, and can be redeemed by the Company for $0.0001 per Right.

(c)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

	Year ended	Weighted	Year ended	Weighted	Year ended	Weighted
	Dec. 31,	average	Dec. 31,	average	Dec. 31,	average
	2007	exercise	2006	exercise	2005	exercise
		price		price		price
Balance outstanding,
beginning of year	3,352,800	$2.31	2,154,500	$0.84	1,030,000	$0.54
Activity during the year
Options granted	835,000	11.93	1,670,000	3.81	1,240,000	1.03
Options cancelled	-	-	(10,000)	4.04	(10,000)	1.06
Options exercised	(382,100)	2.12	(461,700)	0.79	(105,500)	0.22
Balance outstanding,
end of year	3,805,700	$4.44	3,352,800	$2.31	2,154,500	$0.84

The following table summarizes options outstanding at December 31, 2007:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	Dec. 31,	contractual life	exercise
price	2007	(years)	price
$0.50	298,500	0.29	$0.50
0.70	210,000	0.36	0.70
0.75	18,000	2.60	0.75
1.00	60,000	2.92	1.00
1.06	820,000	2.05	1.06
1.14	28,500	2.76	1.14
3.00	650,000	3.10	3.00
3.56	15,000	3.22	3.56
4.04	170,700	3.25	4.04
2.00	50,000	3.46	2.00
2.46	145,000	3.56	2.46
3.12	25,000	3.67	3.12
5.36	535,000	3.95	5.36
7.56	35,000	4.07	7.56
8.80	200,000	4.15	8.80
9.40	45,000	4.25	9.40
14.70	50,000	4.59	14.70
13.75	25,000	4.77	13.75
14.15	425,000	4.79	14.15
	3,805,700	2.94	$4.44

At December 31, 2007 a total of 3,718,200 of the outstanding share options were exercisable, having a weighted average remaining contractual life of 2.91 years and a weighted average exercise price of $4.24.

During the year ended December 31, 2007 the Company granted 835,000 stock options, (December 31, 2006 – 1,670,000 and later cancelled 10,000 of these). The Company has recorded $5,256,566 (2006 - $2,341,159) of compensation expense relating to stock options vested to employees and consultants in the year ended December 31, 2007.

For the year ended December 31, 2007, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 81.5%, an annual risk free interest rate of 4.27% and expected lives of three years.

For the year ended December 31, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.04% and expected lives of three years.

 (d)           Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price

Balance at December 31, 2004	2,429,254	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,989	1.35
Exercised and converted into common shares	(944,503)	1.35
Balance at December 31, 2006	2,640,486	1.35
Issued in connection with issuance of common
shares	1,380,000	10.00
Exercised and converted into common shares	(2,883,486)	2.08
Balance at December 31, 2007	1,137,000	$10.00

          Subsequent to the end of the period all 1,137,000 warrants were exercised by February 15, 2008.

8.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2007	2006	2005

Statutory tax rates	34.12%	34.12%	34.87%

Recovery of income taxes computed at statutory rates	$2,771,112	$1,319,273	$631,439
Non-deductible expenses	(1,780,305)	(804,815)	(215,930)
Lower effective tax rate on loss in foreign jurisdictions	(48,648)	(7,443)	(6,363)
Change in valuation allowance	(1,601,926)	(397,481)	92,952
Other	659,767	(109,534)	(502,098)
Future income tax recovery	$-	$-	$-

  The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets at December 31, 2007 and 2006 are as follows:

	2007	2006

Canadian operating loss carryforwards	$2,025,892	$1,442,594
Mexican operating loss carryforwards	3,278,237	2,632,441
Canadian capital losses carried forward	39,125	39,125
Share issuance costs and other	928,651	131,638
Total future income tax assets	6,271,905	4,245,798
Less valuation allowance	(3,130,055)	(1,528,129)
Net future income tax assets	3,141,850	2,717,669
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(3,141,850)	(2,717,669)
Net future income tax assets	$-	$-

At December 31, 2007, the Company has non-capital loss carryforwards aggregating $7,385,000, that expire over the period between 2008 and 2027, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2007, the Company has tax loss carryforwards in Mexico aggregating $11,708,000, that expire between 2011 and 2017, available to offset future taxable income.

9.           SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

10.           RELATED PARTY TRANSACTIONS

For the year ended December 31, 2007 the Company’s president received $204,128 in compensation for management services (2006 - $139,500; 2005 - $149,900).

For the year ended December 31, 2007 a private company controlled by an officer of the Company received $163,840 in compensation for consulting services (2006 - $113,520; 2005 - $125,950).

The Company paid non-executive directors fees of $138,895 during the year ended December 31, 2007 (2006 - $Nil; 2005 - $Nil).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2007 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $134,720 (2006 - $141,154) and exploration costs totaling $1,312,826 (2006 - $1,049,611) under the Field Services Agreement.

10.           RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the year ended December 31, 2007 the Company accrued or paid Platinum Group Metals Ltd. $136,374 under the common service agreement (2006 - $138,081; 2005 - $133,329).

During the year ended December 31, 2007, the Company entered into a new office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the year ended December 31, 2007 the Company accrued or paid Anthem $79,312 under the office lease agreement (2006 - $62,333; 2005 - $62,333).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

11.           CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2007, are as follows:

2008	78,026
2009	58,519
$136,545

12.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2007 and 2006 are as follows:

As at December 31	2007	2006

Total assets under Canadian GAAP	85,059,854	18,930,558
Adjustment to exploration expenditures ( a )	(12,989,636)	(7,333,881)
Cumulative adjustment to mineral and surface rights ( b )	(601,000)	(601,000)
Adjustment to investment in JVV ( c )	(1,459,380)	(2,125,051)
Total assets under US GAAP	70,009,838	8,870,626

Total liabilities under Canadian and US GAAP	607,509	350,368

Shareholders' equity under Canadian GAAP	84,452,345	18,580,190
Cumulative mineral properties adjustment ( a )	(12,989,636)	(7,333,881)
Cumulative adjustment to mineral and surface rights ( b )	(601,000)	(601,000)
Cumulative share of loss in significantly influenced
investment (c )	(1,751,179)	(2,125,051)
Cumulative adjustment to accumulated other
comprehensive income (c )	291,799
Shareholders' equity under US GAAP	69,402,329	8,520,258
Total liabilities and shareholders' equity under
US GAAP	70,009,838	8,870,626

Consolidated Statement of Loss and Comprehensive Loss

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2007	2006	2005	2007

Net loss under Canadian GAAP	(8,121,665)	(3,866,567)	(1,810,838)	(15,786,483)
Deferred exploration costs (a)	(5,655,755)	(3,896,404)	(1,429,307)	(12,989,636)
Amortization of mineral rights (a)	-	-	-	(601,000)
Equity in significantly influenced
investment (c)	373,873	(99,057)	(250,486)	(1,751,178)
Compensation expense (d)	-	-	-	(600,000)
Stock-based compensation for
employees and directors (d)	-	-	482,659	482,659
Net loss under US GAAP	(13,403,547)	(7,862,028)	(3,007,972)	(31,245,638)
Other comprehensive income under
Canadian GAAP	(716,778)	-	-	(716,778)
Adjustment to other comprehensive
Loss under US GAAP (c)	291,799	-	-	291,799
Comprehensive loss under US GAAP	(13,828,526)	(7,862,028)	(3,007,972)	(31,670,617)

Basic and diluted loss per share under
US GAAP	$(0.32)	$(0.21)	$(0.10)

Consolidated Statement of Cash Flows

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2007	2006	2005	2007
Operating activities
Operating activities under
Canadian GAAP	$(2,608,313)	$(1,827,348)	$(447,244)	$(7,020,476)
Reclassification of deferred exploration
costs (a)	(5,747,128)	(3,896,504)	(1,178,821)	(12,989,636)
Operating activities under US GAAP	$(8,355,441)	$(5,723,852)	$(1,626,065)	$(20,010,112)

Investing activities
Investing activities under
Canadian GAAP	$(10,205,342)	$(4,445,297)	$(1,699,911)	$(21,852,965)
Reclassification of deferred
exploration costs (a)	5,747,128	3,896,504	1,178,821	12,989,636
Investing activities under US GAAP	$(4,458,214)	$(548,793)	$(521,090)	$(8,863,329)

Financing activity
Financing activity under
Canadian and US GAAP	$69,454,032	$2,219,382	$7,840,988	$89,020,748

(a)            Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

(b)           Mineral and surface rights acquisition costs

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(c)           Equity in significantly influenced investment

Under Canadian GAAP, the investment in the Juanicipio Joint Venture is accounted for under the equity method for which there is no material difference from US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company’s share of equity income (loss).  The significant conforming adjustment to the operating results relates to the accounting for mineral exploration expenditures. The adjustment to earnings for US GAAP purposes also impacts the cumulative translation adjustment recorded in accumulated other comprehensive income.

(d)           Accounting for stock-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense.

e)           Uncertain tax positions

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements prepared under U.S. GAAP.

f)           Recent U.S. Accounting Pronouncements

i)	SFAS No. 157 - Fair Value Measurements (“SFAS 157”)

 In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the Company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year. Prospective application is required for the Company. The Company is currently evaluating the impact of FAS 157.

ii)	SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)

SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and applies to all entities, including not-for-profit organizations. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

iii)	SFAS No. 141 R, Business Combinations (“SFAS 141R”)

In November 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the requirements of FAS No. 141R and has not yet determined the impact on its financial statements.

iv)	SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”)

In November 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the requirements of FAS No. 160 and has not yet determined the impact on its financial statements.

    Consolidated schedule of share capital since inception

	Number	Price	Amount

For cash	1,500,000	$0.10	$150,000
Balance, December 31, 1999	1,500,000		150,000
For cash	1,500,000	0.16	240,222
Balance, December 31, 2000, 2001, 2002	3,000,000		390,222
For cash	11,500,000	0.50	5,109,766
Conversion of special warrants	2,400,000	0.16	375,000
Agent's administration	10,000	0.50	5,000
For finders' fee	500,000	0.50	250,000
For mineral property	200,000	0.50	100,000
Issuance to acquire Lexington	200,000	0.90	180,000
For cash on exercise of warrants	5,183,995	0.20 - 0.75	3,068,996
For cash on exercise of stock options	100,000	0.20 - 0.50	26,000
Balance, December 31, 2003	23,093,995		9,504,984
For mineral property	1,358,793	0.62 - 2.00	1,578,752
For cash on exercise of warrants	1,236,750	0.20 - 0.75	480,562
For cash on exercise of stock options	140,000	0.20 - 0.77	68,070
Balance, December 31, 2004	25,829,538		11,632,368
For cash	7,201,176	0.94	6,771,672
For mineral property	1,654,679	0.70 - 0.95	1,337,289
For cash on exercise of warrants	1,400,755	0.50 - 0.75	1,046,566
For cash on exercise of stock options	105,500	0.20 - 0.50	24,290
Balance, December 31, 2005	36,191,648		20,812,185
For cash pursuant to private placement	245,716	2.35	577,433
For mineral property	85,043	2.25 - 2.75	204,431
For cash on exercise of warrants	944,503	1.35	1,275,079
For cash on exercise of stock options	461,700	0.50 - 4.04	564,814
Balance, December 31, 2006	37,928,610		23,433,942
For cash pursuant to private placement	5,760,000	7.25 - 15.50	59,955,443
For cash on exercise of warrants	2,883,486	1.35 - 10.00	6,468,783
For cash on exercise of stock options	382,100	0.50 - 9.40	1,247,472
Balance, December 31, 2007	46,954,196		$91,105,640

13.           SUBSEQUENT EVENTS

Subsequent to December 31, 2007:

(a)	The Company issued 246,000 common shares between $0.70 and $3.00 on the exercise of stock options, and 1,137,000 common shares at $10.00 on the exercise of warrants for proceeds of $11,733,640;

(b)	The Company granted 284,500 stock options at $12.91 for a period of five years expiring on February 12, 2013.